Exhibit 99.19

Solaris Confirms Discovery of Second Porphyry Center with Stronger Mineralization,

Higher Grade Growth Potential at Warintza East

May 2, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) is pleased to confirm the discovery of a second and more intensely mineralized porphyry center 350m south of the original discovery at Warintza East. The new discovery holds potential for notably improved grades in further growth at the Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador. Highlights are listed below, with corresponding images in Figures 1-2.

Figure 1 – Core Photos from SLSE-28

Note to Figure 1: the southern porphyry center at Warintza East is characterized by chalcopyrite-pyrite-molybdenite mineralization in stockwork veins with green/grey sericite haloes and disseminations in potassic-altered andesite porphyry cut by intermineral quartz-diorite porphyry. The total sulphide abundance is significantly greater than the original discovery.

Highlights

•	Warintza East was discovered in July 2021, with eight holes included in the Warintza Central Mineral Resource Estimate (“MRE”)¹ in April 2022 and subsequent drilling significantly expanding the dimensions of the deposit – the latest drilling in SLSE-28 has confirmed the discovery of a second and more intensely mineralized porphyry center 350m south of the original discovery

●	SLSE-28 was drilled vertically to the limit of the KD-200 rig at 309m with strong mineralization from 19m to the end of the hole characterized by chalcopyrite-pyrite-molybdenite in stockwork veins and disseminations, similar to the high grade portions of the Warintza Central deposit

●	Full assay results from SLSE-28 are expected within four to six weeks while follow-up hole SLSE-29 (in progress) is being drilled southeast from a recently constructed platform testing the extension of this new porphyry center up to 200m to the east in this area

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●	This new porphyry center is located on the southern margin of Warintza East drilling and correlates with mineralization encountered in the high grade portion of prior hole SLSE-16 in this area (192m of 0.70% CuEq² - refer to press release dated April 3, 2023)

●	The reader should be cautioned that only assay results from a certified third-party laboratory can confirm whether concentrations of metals are present in these drill holes and, as such, visual core characterization presented herein should be viewed as speculative in nature

●	MRE drilling program continues: the 2022 MRE is based on drilling to the end of 2021, with ongoing drilling aimed at expanding the ‘Indicative Starter Pit’³ and overall mineral resources, notably from the Warintza East deposit

Figure 2 – Plan View of Warintza East Drilling Released to Date

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Endnotes

1.	Refer to Solaris’ technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and filed on the Company’s SEDAR profile at www.sedar.com.

2.	Copper-equivalence calculated as: CuEq (%) = Cu (%) + 4.0476 × Mo (%) + 0.487 × Au (g/t), utilizing metal prices of US$3.50/lb Cu, US$15.00/lb Mo, and US$1,500/oz Au, and assumes recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical test work. For additional details on drill hole SLSE-16, refer to press release dated April 3, 2023: 192m of 0.70% CuEq (0.59% Cu, 0.02% Mo, 0.07 g/t Au) within a broader interval of 712m of 0.45% CuEq (0.36% Cu, 0.02% Mo, 0.05 g/t Au) from surface.

3.	Within the MRE, the ‘Indicative Starter Pit’ is comprised of Indicated mineral resources of 180 Mt at 0.82% CuEq (0.67% Cu, 0.03% Mo, 0.07 g/t Au) and Inferred mineral resources of 107 Mt at 0.73% CuEq (0.64% Cu, 0.02% Mo, 0.05 g/t Au) above a 0.6% CuEq cut-off grade. No economic analysis has been completed by the Company and there is no guarantee an ‘Indicative Starter Pit’ will be realized or prove to be economic. The ‘Indicative Starter Pit’ is based on the same assumptions as the MRE except utilized metal prices of US$1.00/lb Cu, US$7.50/lb Mo, and US$750/oz Au.

Technical Information and Quality Control & Quality Assurance

Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secured Company facility located in Quito, Ecuador. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. Details on the surface sampling conducted at the Project are set out in the technical report titled, “NI 43-101 Technical Report for the Warintza Project, Ecuador” with an effective date of April 1, 2022, prepared by Mario E. Rossi and available on the Company’s SEDAR profile and website. The drillhole data has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards.

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

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For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that a second and more intensely mineralized porphyry center was discovered 350m south of the original discovery at Warintza East and holds potential for notably improved grades in further growth at the Warintza Project, and that full assay results from SLSE-28 are expected within four to six weeks while follow-up hole SLSE-29 (in progress) is being drilled southeast from a recently constructed platform testing the extension of this new porphyry center up to 200m to the east in this area. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company’s ability to advance exploration efforts at the Warintza Project; the results of such exploration efforts; and the Company’s ability to achieve its growth objectives. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2022 available at www.sedar.com. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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